April 22, 2016
VIA ELECTRONIC TRANSMISSION (EDGAR)
William H. Thompson
Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:    DTE Energy Company
DTE Electric Company
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 1-11607 and 1-2198
Dear Mr. Thompson:
Set forth below is the response of DTE Energy Company to the comment of the staff of the Securities and Exchange Commission (the “SEC” or the “Commission”) contained in its letter to the Company dated March 31, 2016 (the “Comment Letter”). References in this letter to “DTE,” “we,” “us,” “our,” or the “Company” mean DTE Energy Company and its consolidated subsidiaries. Capitalized terms used but not defined in this letter have the meanings given to such terms in our Form 10-K for the year ended December 31, 2015.
For convenience of reference, the SEC staff comment is reprinted in italics and is followed by the corresponding response.
Form 10-K for Fiscal Year Ended December 31, 2015
Note 2 — Significant Accounting Policies, page 70
Other income, page 71
1. With reference to the specific authoritative guidance on which you relied, please tell us the basis in GAAP for your accounting for the sale of membership interests in reduced emissions fuel facilities to investors. Please also address the basis for your classification of the sales as non-operating.
Response:
DTE has constructed and placed in service reduced emissions fuel (“REF”) facilities at nine sites. The production and sale of refined coal by an REF facility is eligible for production tax credits (“credits”). Each REF facility is owned by a separate legal entity (“REF entity” or collectively, the “REF entities”). DTE has sold membership interests in four of the REF entities (the “Transaction” or combined, the “Transactions”).
We considered the authoritative literature discussed below and took into consideration the economics of the Transaction in our determination of the appropriate accounting treatment for the Transaction.
Revenue Recognition — The substance of the Transaction is the ongoing transfer of credits in exchange for periodic payments from the investor to DTE. Pursuant to the Transaction terms, each investor made a relatively small upfront payment to DTE and agreed to make periodic future payments that are contingent on and determined by reference to the credits produced by the REF facility. The credits are, in turn, determined by reference to the number of tons of refined coal produced and sold by the REF facility during the relevant measurement period. Accordingly, based on the substance of the Transaction, we have concluded that the revenue recognition guidance, provided by the SEC in Staff Accounting Bulletin Topic 13, Revenue Recognition (as incorporated into ASC 605, Revenue Recognition), is applicable.

We also evaluated the timing of income recognition for the Transaction. ASC 605 states that revenue should be recognized when it is realized or realizable and earned. Upon receipt of the upfront payment, the Transaction does not meet the criteria for immediate income recognition as income from the transfer of credits has not yet been earned as the refined coal has not yet been produced and sold. However, as the REF facility produces and sells refined coal and as the resulting credits are produced, the ASC 605 criteria are met and income is deemed to be earned.
In addition to the accounting guidance in ASC 605, we considered the following alternative approaches but ultimately concluded they did not fit the substance of the Transaction as discussed below.
Sale of a Noncontrolling Interest — We considered whether the arrangement should be accounted for as a sale of a noncontrolling interest (“NCI”) in accordance with ASC 810-10, Consolidation. Under this guidance, if changes occurring in a parent’s ownership interest of a subsidiary do not result in a change in control of the subsidiary, the change should be accounted for as an equity transaction. Thus, if the parent maintains control, it will recognize no gain or loss in earnings upon selling shares of a subsidiary. Prior to the sale transaction, DTE controlled the REF facilities. Subsequently, DTE continues to consolidate the REF facilities since it maintains a controlling financial interest.
We concluded that the NCI approach is not appropriate for this Transaction. Through this Transaction, the economic characteristics and rights of a traditional noncontrolling interest owner are not conveyed to the investor. Therefore, we do not view the Transaction to be a sale of an equity interest from an accounting perspective. This conclusion is based upon the following factors. (1) The investor’s economic risk is effectively fixed and capped during the project’s life at the agreed upon amount to be paid per period based upon the amount of refined coal produced and sold and the resulting number of credits produced during that period. At the Transaction’s closing, the investor makes a relatively small upfront purchase payment as compared to total expected proceeds, which may be refundable under certain circumstances if REF production ceases. All other consideration is contingent on the amount of refined coal production by the REF facility during the project’s life. The total consideration DTE will receive, regardless of form, is contingent upon the number of credits produced by the REF facility, which in turn is based upon the volume of refined coal produced and sold. (2) The Transaction is designed so that the investor’s economic benefits are determined by and substantively limited to the value it will receive from credits and any other tax benefits related to its ownership interest in the facility. At the end of the credit period, the REF entity loses its rights to the third party REF additive technology, thus causing the expected residual value of the facility to be minimal. Further, the provisions of the REF entity agreements protect the investor from the risks related to its residual interests in the facility. (3) The investor, as the non-operating member, has limited rights which are passive and protective in nature.
Sale of Real Estate — We also considered whether the arrangement should be treated as a sale of “in substance real estate” under ASC 360, Property, Plant, and Equipment. ASC 360-20-15-3 provides guidance on determining whether a transaction is within the scope of real estate sales.
The REF facilities are considered integral equipment, and therefore considered real estate for accounting purposes. We analyzed the Transaction to determine if it was a transfer of an investment that is “in substance real estate” as described in ASC 360-20-15-2.
We concluded that the sale of the membership interest in the entity (which owns the REF facility that is deemed real estate) is in substance the transfer of the credits to be produced by the entity during each relevant time period in exchange for periodic payments from the investor to DTE, not a sale of real estate. Although the investor will have a membership interest in the REF facility, its risks of ownership are limited to the amount of cash it pays to DTE determined periodically by reference to the amount of refined coal produced and sold. DTE has retained residual risk, including environmental risks, related to the operation and assets of the REF facility. As discussed above, we expect the residual value of the REF facility assets to be minimal.
Statements of Operations Presentation — With respect to the Statements of Operations presentation of income recognized for the investor’s payments, we concluded that presentation as non-operating Other income is appropriate for DTE as the substance of the Transaction is a sale of a non-operating attribute, which is not a core business activity of DTE. Accordingly, the income is not considered operating in nature. The credits produced are tax attributes provided for under the Internal Revenue Code. The below the line presentation is consistent with the presentation that DTE would be required to provide in the case when credits are retained by DTE and claimed on its own federal income tax return (i.e. within income tax expense which is also below the line).

* * * * *
In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your assistance in this matter and will be pleased to provide any additional information you may need. We hope this letter responds adequately to your comments, but if you have any further questions or comments regarding this letter or our 2015 Form 10-K, please contact me at (313) 235-3510 or at englandd@dteenergy.com.
Very truly yours,
/S/ Donna M. England
Donna M. England
Chief Accounting Officer

3